

May 25, 2012

Via E-mail
Mr. Mario E. Rodriguez
Chief Executive Officer
Northern Tier Energy, Inc.
38C Grove Street, Suite 100
Ridgefield, Connecticut 06877

  Re: **Northern Tier Energy, Inc.**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed May 7, 2012
    File No. 333-178457

Dear Mr. Rodriguez:

  We have reviewed your amendment and your letter dated May 4, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

Our Relationship with ACON Refining and TPG Refining, page 7

1. We note your response to comment 3 in our letter dated February 28, 2012. Please disclose under the above-referenced heading in your Prospectus Summary the payments you intend to make to ACON and TPG in connection with the equity offering. Disclose both the success fee payment to be made pursuant to the management services agreement and the distributions to ACON Refining and TPG Refining.

How We Make Distributions, page 87

2.	Please refer to the following sentence on page 87: "During the PIK period, the board of directors of our general partner will cause distributions in respect of our PIK units to be payable in additional PIK units." Please revise your disclosure to clarify which entity will issue the PIK units and to whom the PIK units will be issued. Also clarify, if true, that PIK units will be issued only to Northern Tier Holdings.

3.	Please clarify, if true, that the acronym "PIK" stands for "Payment In Kind."

4.	Please disclose whether there is any requirement that in order for you to make a distribution of PIK units you must also make a cash distribution at the same time to public holders of your common units.

5.	Please disclose whether there is any requirement that amounts distributed on PIK units and on common units be the same on a per-unit basis.

6.	Please disclose how many additional PIK units could be issued and how many additional common units could be issued upon conversion of PIK units. Disclose whether there are any limits.

7.	We note your disclosure on page 87 that "[f]ollowing the end of the PIK period, each outstanding PIK unit will be converted into a common unit and entitled to receive any distributions in cash." Please disclose how this conversion will take place. For example, disclose whether the conversion will be triggered automatically upon the occurrence of a specified event. Also, with respect to your disclosure on page 214 that you may register PIK units for resale, please clarify your current intentions.

The Partnership Agreement, page 201

8.	Several lawsuits are currently challenging the validity of choice of forum provisions in corporate organizational documents. Please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that the provision is inapplicable or unenforceable.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Don Delaney (Staff Accountant) at (202) 551-3863 or Shannon Buskirk (Staff Accountant) at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director